EXHIBIT 99.1

Rodman & Renshaw Initiates Analyst Coverage on Quantum BioPharma with a BUY Rating and US$8 Price Target

TORONTO, Sept. 17, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, today announces Rodman & Renshaw has initiated coverage of Quantum BioPharma with a BUY rating and a US$8 price target. The lead analyst of this report is Michael G. King Jr., Director of Research, Senior Biotechnology Analyst at Rodman & Renshaw. This coverage is unpaid and Quantum BioPharma providing no consideration for this report.

Rodman & Renshaw published an initiation research report regarding Quantum BioPharma. The company did not pay Rodman & Renshaw any fees for this report.

A copy of this report can be found at: Quantum Published Initiation Report

About Quantum BioPharma Ltd.

Quantum is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum invented UNBUZZD™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (“Unbuzzd”) (formerly, Celly Nutrition Corp.), led by industry veterans. Quantum retains ownership of 19.48% (as of June 30, 2026) of Unbuzzd. The agreement with Unbuzzd also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

For more information visit www.quantumbiopharma.com.

About Rodman & Renshaw

Rodman & Renshaw (“Rodman”) is a full-service Investment Bank with a rich heritage spanning over 70 years. Rodman has deep rooted experience as a leading investment bank, fostering the long-term success of growth companies through Investment Banking, Equity Research, Corporate Access, and Strategic Advisory.

For more information visit www.rodm.com

Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable securities laws, including the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified by words such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “expect,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and similar expressions, although not all forward-looking statements contain these identifying words. These statements are based on the Company’s current expectations, estimates, assumptions and projections and are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by such statements.

Forward-looking statements in this press release should be considered in light of the risks and uncertainties described in the Company’s filings with applicable securities regulators, including its filings on SEDAR+ and with the U.S. Securities and Exchange Commission on EDGAR. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts:

Investor Relations
Robert Guzman, Investor Relations
Email: Rob@QuantumBioPharma.com
Telephone: (833) 304-0323
General Inquiries: info@QuantumBioPharma.com